United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Table of Contents

United States GAAP Financial Statements for 2003 of Companhia Vale do Rio Doce

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Financial Statements US GAAP 2003

Filed with The Comissãode Valores Mobiliários – CVM (Brazilian Securities Commission) and Security Exchange Commission — SEC on 03/24/2004

Gerência Geral de Controladoria -GECOL

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Income for the three-month periods ended December 31, 2003, September 30, 2003 and December 31, 2002 and for the three years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2003, September 30, 2003 and December 31, 2002 and for the three years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2003, September 30, 2003 and December 31, 2002 and for the three years ended December 31, 2003, 2002 and 2001
F-7
Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$ 376 million and US$343 million at December 31, 2003 and 2002, respectively, and equity in earnings of US$157 million, US$60 million and US$53 million for 2003, 2002 and 2001, respectively. Also, we did not audit the financial statements of certain majority-owned subsidiaries as at and for the years ended December 31, 2003, 2002 and 2001, which statements reflect total assets of US$1,352 million and US$969 million at December 31, 2003 and 2002, respectively, and total revenues of US$839 million, US$426 million and US$407 million for 2003, 2002 and 2001, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above. The financial information relating to quarterly consolidated statements of income, of cash flows, of changes in stockholder ´s equity and related explanatory notes included in the consolidated financial statements have not been audited by us.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
February 20, 2004

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2003	2002
Assets
Current assets
Cash and cash equivalents	585	1,091
Accounts receivable
Related parties	115	121
Unrelated parties	703	539
Loans and advances to related parties	56	49
Inventories	505	292
Deferred income tax	91	211
Others	419	286

	2,474	2,589

Property, plant and equipment, net	6,484	3,297
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,034	732
Other assets
Goodwill on acquisition of subsidiaries	451	412
Loans and advances
Related parties	40	89
Unrelated parties	68	73
Prepaid pension cost	82	79
Deferred income tax	234	358
Judicial deposits	407	239
Unrealized gain on derivative instruments	5	3
Others	155	84

	1,442	1,337

TOTAL	11,434	7,955

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	As of December 31,
	2003	2002
Liabilities and stockholders’ equity
Current liabilities
Suppliers	482	365
Payroll and related charges	78	76
Interest attributed to stockholders	118	3
Current portion of long-term debt — unrelated parties	1,009	717
Short-term debt	129	184
Loans from related parties	119	64
Others	318	99

	2,253	1,508

Long-term liabilities
Employees post-retirement benefits	198	141
Long-term debt — unrelated parties	2,767	2,359
Loans from related parties	4	7
Provisions for contingencies (Note 18)	635	428
Unrealized loss on derivative instruments	96	76
Others	268	122

	3,968	3,133

Minority interests	329	27

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,055	904
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	1,902	1,630
Treasury stock - 4,183 (2002 - 4,481) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,375)	(5,175)
Appropriated retained earnings	3,035	2,230
Unappropriated retained earnings	2,857	3,288

	4,884	3,287

TOTAL	11,434	7,955

See notes to consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three months ended			Year ended December 31,
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001
		(unaudited)
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,075	918	737	3,500	2,820	2,600
Gold	—	5	13	21	103	139
Manganese and ferroalloys	104	81	67	349	283	259
Potash	24	28	24	94	91	71
Others	41	25	12	96	45	41

	1,244	1,057	853	4,060	3,342	3,110
Revenues from logistic services	192	159	98	604	458	608
Aluminum products	254	243	150	852	462	284
Other products and services	—	24	—	29	20	75

	1,690	1,483	1,101	5,545	4,282	4,077
Value-added tax	(52)	(51)	(42)	(195)	(159)	(142)

Net operating revenues	1,638	1,432	1,059	5,350	4,123	3,935

Operating costs and expenses
Cost of ores and metals sold	(670)	(530)	(392)	(2,066)	(1,579)	(1,550)
Cost of logistic services	(138)	(89)	(56)	(370)	(252)	(378)
Cost of aluminum products	(194)	(185)	(139)	(678)	(412)	(269)
Others	(3)	(8)	(2)	(14)	(20)	(75)

	(1,005)	(812)	(589)	(3,128)	(2,263)	(2,272)
Selling, general and administrative expenses	(97)	(74)	(51)	(265)	(224)	(241)
Research and development	(37)	(22)	(14)	(82)	(50)	(43)
Employee profit sharing plan	(9)	(2)	(18)	(32)	(38)	(38)
Others	(98)	(21)	(46)	(199)	(119)	(379)

	(1,246)	(931)	(718)	(3,706)	(2,694)	(2,973)

Operating income	392	501	341	1,644	1,429	962

Non-operating income (expenses)
Financial income	18	27	40	102	127	135
Financial expenses	(122)	(83)	(48)	(351)	(375)	(335)
Foreign exchange and monetary gains (losses), net	(8)	(57)	257	242	(580)	(426)
Gain on sale of investments	17	—	—	17	—	784

	(95)	(113)	249	10	(828)	158

Income before income taxes, equity results and minority interests	297	388	590	1,654	601	1,120

Income taxes
Current	10	41	(8)	(90)	(12)	46
Deferred	(76)	(41)	(101)	(207)	161	172

	(66)	—	(109)	(297)	149	218

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	88	89	121	306	(87)	(53)
Minority interests	(49)	(9)	(33)	(105)	17	2

Income from continuing operations	270	468	569	1,558	680	1,287

Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	(10)	—	—

Net income	270	468	569	1,548	680	1,287

Basic earnings per Preferred Class A Share	0.70	1.22	1.48	4.03	1.77	3.34

Basic earnings per Common Share	0.70	1.22	1.48	4.03	1.77	3.34

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	249,864	245,268	249,864	249,864
Preferred Class A shares	138,571	138,571	135,042	138,571	135,042	135,042

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three months ended			Year ended December 31,
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001
		(unaudited)
Cash flows from operating activities:
Net income	270	468	569	1,548	680	1,287
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	78	63	43	238	214	212
Dividends received	59	66	19	197	91	132
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(88)	(89)	(121)	(306)	87	53
Deferred income taxes	76	41	101	207	(161)	(172)
Current income taxes contingency	—	—	—	—	—	—
Provisions for other contingencies	—	—	(1)	9	53	79
Impairment of property, plant and equipment	39	—	51	51	62	79
Gain on sale of investments	(17)	—	—	(17)	—	(784)
Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	10	—	—
Pension plan	4	3	3	12	11	32
Foreign exchange and monetary losses (gains)	5	13	(310)	(382)	1,031	460
Net unrealized derivative losses (gains)	20	21	7	43	83	38
Minority interests	49	9	33	105	(17)	(2)
Others	6	(20)	(73)	(15)	46	131
Decrease (increase) in assets:
Accounts receivable	(68)	(24)	49	37	(123)	(49)
Inventories	6	(27)	(26)	(22)	(69)	(40)
Others	(36)	(1)	(21)	(9)	(105)	17
Increase (decrease) in liabilities:
Suppliers	59	(2)	125	(18)	102	21
Payroll and related charges	(17)	(15)	1	(25)	23	42
Others	69	(71)	55	94	94	(18)

Net cash provided by operating activities	514	435	504	1,757	2,102	1,518

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(65)	(15)	(66)	(157)	(101)	(75)
Repayments	9	33	23	71	75	79
Others	—	18	2	35	20	7
Guarantees and deposits	(13)	78	(17)	(99)	(78)	(85)
Additions to investments	1	(8)	—	(68)	(1)	(338)
Additions to property, plant and equipment	(594)	(443)	(258)	(1,543)	(766)	(595)
Proceeds from disposal of investments	83	—	(49)	83	—	989
Proceeds from disposals of property, plant and equipment	—	21	5	58	7	3
Cash used to acquire subsidiaries, net of cash acquired	—	(380)	—	(380)	(45)	(516)

Net cash used in investing activities	(579)	(696)	(360)	(2,000)	(889)	(531)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(1)	(4)	(202)	(38)	(345)	(28)
Loans
Related parties
Additions	24	48	22	72	54	145
Repayments	(2)	(2)	(46)	(26)	(75)	(44)
Issuances of long-term debt
Related parties	12	—	6	14	17	66
Others	29	779	37	1,025	698	317
Repayments of long-term debt
Related parties	—	—	—	(4)	(15)	(40)
Others	(351)	(139)	(85)	(766)	(330)	(310)
Interest attributed to stockholders	(427)	(33)	(273)	(675)	(602)	(1,066)
Treasury stock	—	—	—	—	—	(27)

Net cash used in financing activities	(716)	649	(541)	(398)	(598)	(987)

Increase (decrease) in cash and cash equivalents	(781)	388	(397)	(641)	615	—
Effect of exchange rate changes on cash and cash equivalents	26	(14)	86	135	(641)	(94)
Cash and cash equivalents, beginning of period	1,340	966	1,402	1,091	1,117	1,211

Cash and cash equivalents, end of period	585	1,340	1,091	585	1,091	1,117

Cash paid during the period for:
Interest on short-term debt	—	—	(15)	(7)	(46)	(45)
Interest on long-term debt	(38)	(54)	(35)	(178)	(157)	(164)
Income tax	(16)	(6)	(8)	(55)	(12)	(46)
Non-cash transactions
Special pension plan contribution in shares of CSN	—	—	—	—	—	(249)
Conversion of loans receivable to investments	(91)	(9)	(15)	(187)	(55)	(35)
Income tax paid with credits	—	—	—	(81)	—	—

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three months ended			Year ended December 31,
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001
		(unaudited)
Preferred class A stock (including one special share)
Beginning of the period	1.055	1.055	904	904	820	709
Transfer from appropriated retained earnings	—	—	—	151	84	111

End of the period	1.055	1.055	904	1.055	904	820

Common stock
Beginning of the period	1.902	1.902	1.630	1.630	1.479	1.279
Transfer from appropriated retained earnings	—	—	—	272	151	200

End of the period	1.902	1.902	1.630	1.902	1.630	1.479

Treasury stock
Beginning of the period	(88)	(88)	(88)	(88)	(88)	(61)
Acquisitions in 2001	—	—	—	—	—	(27)

End of the period	(88)	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498	498

Other cumulative comprehensive income
Amounts not recognized as net periodic pension cost
Beginning of the period	—	—	—		—	(100)
Excess of additional minimum liability	—	—	—		—	151
Tax effect on above	—	—	—		—	(51)

End of the period	—	—	—	—	—	—

Cumulative translation adjustments
Beginning of the period	(4.473)	(4.406)	(5.295)	(5.185)	(3.475)	(2.972)
Change in the period	24	(67)	110	736	(1.710)	(503)

End of the period	(4.449)	(4.473)	(5.185)	(4.449)	(5.185)	(3.475)

Unrealized gain on available-for-sale securities
Beginning of the period	14	18	—	—	—	24
Change in the period	60	(4)	—	74	—	(24)

End of the period	74	14	—	74	—	—

Adjustments relating to investments in affiliates
Beginning of the period	10	10	10	10	10	8
Change in the period	—	—	—	—	—	2
Trasnfer to retained earnings	(10)	—	—	(10)	—	—

End of the period	—	10	10	—	10	10

Total other cumulative comprehensive income	(4.375)	(4.449)	(5.175)	(4.375)	(5.175)	(3.465)

Appropriated retained earnings
Beginning of the period	2.251	2.292	1.635	2.230	3.212	3.537
Transfer (to) from retained earnings	784	(41)	595	1.228	(747)	(14)
Transfer to capital stock	—	—	—	(423)	(235)	(311)

End of the period	3.035	2.251	2.230	3.035	2.230	3.212

Retained earnings
Beginning of the period	3.472	3.281	3.314	3.288	2.184	1.647
Net income	270	468	569	1.548	680	1.287
Interest attributed to stockholders
Preferred class A stock	(40)	(115)	—	(275)	(117)	(276)
Common stock	(71)	(203)	—	(486)	(206)	(488)
Appropriation (to) from reserves	(774)	41	(595)	(1.218)	747	14

End of the period	2.857	3.472	3.288	2.857	3.288	2.184

Total stockholders’ equity	4.884	4.641	3.287	4.884	3.287	4.640

Comprehensive income (loss) is comprised as follows:
Net income	270	468	569	1.548	680	1.287
Amounts not recognized as net periodic pension cost	—	—	—	—	—	100
Cumulative translation adjustments	24	(67)	110	736	(1.710)	(503)
Unrealized gain (loss) on available-for-sale securities	60	(4)	—	74	—	(24)
Adjustments relating to investments in affiliates	—	—	—	—	—	2

Total comprehensive income (loss)	354	397	679	2.358	(1.030)	862

Shares
Preferred class A stock (including one special share)	138.575.913	138.575.913	138.575.913	138.575.913	138.575.913	138.575.913

Common stock	249.983.143	249.983.143	249.983.143	249.983.143	249.983.143	249.983.143

Treasury stock (1)
Beginning of the period	(4.719.353)	(4.719.405)	(4.719.921)	(4.719.651)	(4.715.261)	(3.659.311)
Acquisitions	—	—	—	—	(4.390)	(1.055.950)
Sales	—	52	270	298	—	—

End of the period	(4.719.353)	(4.719.353)	(4.719.651)	(4.719.353)	(4.719.651)	(4.715.261)

	383.839.703	383.839.703	383.839.405	383.839.703	383.839.405	383.843.795

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0,29	0,83	—	1,98	0,84	1,99
Common stock	0,29	0,83	—	1,98	0,84	1,99

(1)	As of December 31, 2003, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of US$ 88. The 4,715,170 common shares guarantee a loan of to our subsidiary Alunorte.

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 13.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. — Alunorte	57	Brazil	Aluminum
CADAM S.A. (2) (4)	61	Brazil	Kaolin
CELMAR S.A. — Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. — FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. — ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1) (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. — MBR (2) (4)	85	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe — RDME	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and
Vale do Rio Doce Alumínio S.A. — ALUVALE (5)	100	Brazil	Manganese
			Aluminum

(1) Development stage companies

(2) Through Caemi Mineração e Metalurgia S.A.

(3) Merged with CVRD on August 29, 2003

(4) Consolidated as from September 2003

(5) Merged with CVRD on December 30, 2003

(6) Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 13).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our condensed consolidated interim financial information for the three-month periods ended December 31, 2003, September 30, 2003, and December 31, 2002 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. Certain interim footnotes have been excluded due of the inclusion of the footnote for the annual information.

3	Summary of significant accounting policies

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations; actual results may vary from our estimates.

(a)	Basis of presentation

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.

The U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 – “Foreign Currency Translation” ( SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.8892 and R$3.5333 to US$1.00 at December 31, 2003 and 2002, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction gain (loss) included in our statement of income was $222, ($515) and ($410) in 2003, 2002 and 2001, respectively, included within the line “Foreign exchange and monetary losses, net”.

(b)	Business combinations

We adopt the procedures determined by SFAS 141 – “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets, which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 - “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is not amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

(c)	Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(d)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at annual rates which take into consideration the useful lives of the items, such as: from 2% to 20% for the railroads, 5% for ships, 3% for buildings, from 2% to 5% for installations and from 5% to 20% for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until economic viability of mining activities is established; subsequently such costs are capitalized together with further exploration costs. We capitalize mine development costs as from the time we actually begin such development.

(e)	Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them as a separate component of stockholders’ equity until realized.

(f)	Revenues and expenses

Revenues are recognized when title has transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated. Expenses and costs are recognized on the accrual basis.

(g)	Environmental and site reclamation and restoration costs

Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities. With respect to our major iron ore mine at Carajás, which has extensive remaining reserves, liabilities for final site reclamation and restoration costs will be recorded when the respective reclamation and restoration strategies can be reasonably determined and the related costs can be reasonably estimated.

(h)	Compensated absences

We fully accrue the employees compensation liability for vacations vested during the year.

(i)	Income taxes

In accordance with SFAS 109 — “Accounting for Income Taxes”, the deferred tax effects of tax loss carryforwards and temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(j)	Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

(k)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(l)	Interest attributed to stockholders

As from January 1, 1996 Brazilian corporations are permitted to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the stockholders relative to interest at the rate of 15%.

Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (See Note 16). Accordingly such distributions are treated as dividends for accounting purposes.

We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2003, 2002 and 2001, with a direct charge to stockholders’ equity.

(m)	Derivatives and hedging activities

As of January 1, 2001 we adopted SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge.

The transition adjustment relating to the fair value of derivatives existing as of December 31, 2000 is recorded as a charge of $8 in our statement of income for the year ended December 31, 2001. In view of the immateriality of this effect of a change in accounting principle the corresponding amount was included with other non-operating expenses. Certain of our affiliated companies and joint ventures also recorded similar charges, of which our portion of $4 is included in the caption “Equity in results of affiliates and joint ventures” in the statement of income.

Further information about our derivatives and hedging activities is included in Note 22.

(n)	Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 – “Reporting Comprehensive Income”.

(o)	Reclassification

Certain minor reclassifications have been made to the financial statements for 2002 and 2001 to make them comparable with the 2003 presentation.

4	Change in accounting practice

In June 2001, the FASB issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others — long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

5	Recently-issued accounting pronouncements

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. It is possible that we will consolidate or disclose information in relation to certain joint ventures and equity investments.

With respect to SPEs the adoption of FIN 46R did not result in consolidation of any additional entities at December 31, 2003.

We are evaluating the impact of implementing FIN 46R as from January 1, 2004 with respect to consolidating variable interest entities which are not SPEs.

In May 2003 FASB issued SFAS No. 150 – “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We do not expect SFAS 150 to have a material impact on our financial statements.

Emerging Issue Task Force No. 01-08 (EITF 01-08), Determining Whether an Arrangement is a Lease, provides guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement No. 13 (FAS 13), Accounting for Leases. The rule defines, among others, that an arrangement conveys the right to use the property, plant, and equipment (PP&E) if the purchaser (lessee) has (1) the ability to operate the PP&E, (2) control physical access to the PP&E, or (3) it is remote that one or more other parties will take more than a minor amount of the output and the pricing for the output is not fixed per unit or based on current market prices at the date of delivery.

The consensus is to be applied to arrangements agreed or committed to, modified, or acquired in business combinations initiated after the beginning of an entity’s next reporting period beginning after May 28, 2003. We have not entered into significant arrangements since this date.

6	Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

.	Preferred Special Share. The Brazilian Government holds a preferred special share of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

.	Preferred Class A Share of Valepar. The Brazilian Government held a preferred class A share of Vale par which confers upon it approval rights for a period of five years in respect of (i) concentration of ownership of Vale par by particular types of investors in excess of prescribed limitations and (ii) changes in the Valepar holding company structure relating to ownership of our common shares. This share was cancelled on April 28, 2003.

.	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits.

In addition to the preferred special share mentioned above, the National Treasury and the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Government – owned development bank, together held 32% of our common shares and 4% of our preferred shares, which in aggregate represented 22% of our total capital at December 31, 2001. These common shares were sold through a public offering in Brazil and abroad which was completed on March 27, 2002.

7	Major acquisitions and disposals during the years presented

We made the following acquisitions during the periods presented. Pro forma information with respect to our acquisitions of the control of Alunorte in June 2002 and Caemi in September 2003 is shown in items (b) and (c) below:

(a)	On April 27, 2001 we acquired 100% of Ferteco Mineração S.A. — FERTECO, a non-public company whose main activity is production and commercialization of iron ore and pellets, for $523 in cash.

The assets and liabilities acquired and corresponding goodwill were as follows:

Fair value of assets	401
Fair value of liabilities	(251)

Net assets at fair value	150
Purchase price	523

Goodwill	373

For FERTECO inventories were valued at $57, property, plant and equipment were valued at $178, and the deferred tax liability was $24.

(b)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. - Itaco, we acquired 659,375,000 common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Mitsui & Co., Ltd. (Mitsui) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and was accounted for as an equity investee up to September 2, 2003 (see below).

This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. On December 31, 2003 Caemi sold its holding of QCM ´s common shares to the Quebec Provincial Government for the symbolic amount of 100 Canadian dollars and converted loans to QCM of 20 million Canadian dollars into preferred stock with no voting rights (other than on matters required by law). Caemi will continue to guarantee certain financings of QCM until 2007 and has undertaken to provide further financial support to QCM, if necessary, in the form of subordinated loans up to 2010, limited to 34.5 million Canadian dollars (equivalent to $27 at December 31, 2003). The fair value of this commitment has been fully provided.

CVRD and Mitsui, each of which held 50% of Caemi’s common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

The estimated net assets and corresponding goodwill were as follows:

December 31, 2001
Estimated fair value of assets	1,127
Estimated fair value of liabilities	(734)

Net assets at fair value	393
Interest in total capital acquired	16.82%
Estimated fair value of net assets acquired	66
Purchase price	279

Goodwill	213

On September 2, 2003 we acquired a further 43.37% of the capital of Caemi for $426, increasing our participation to 60.23%. Caemi has been consolidated as from this date.

The acquisition cost of the 43.37% of Caemi, net of cash acquired, was as follows:

September 2, 2003
Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426
Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

Caemi Pro forma

The unaudited condensed pro forma income statement below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2002 (instead of the 16.86% equity investment previously held, being 16.82% initially acquired and 0.04% purchased subsequently).

	2003			2002
		Pre-
	CVRD	acquisition		CVRD
	Consolidated	CAEMI (1)	Pro Forma	Consolidated	CAEMI (2)		Pro Forma
			(unaudited)				(unaudited)
Net operating revenues	5,350	424	5,774	4,123	572		4,695
Operating costs and expenses	(3,706)	(343)	(4,049)	(2,694)	(545)		(3,239)

Operating income (loss)	1,644	81	1,725	1,429	27		1,456
Non-operating income (expenses)	10	16	26	(828)	(101)		(929)

Income before income taxes, equity results and minority interests	1,654	97	1,751	601	(74)		527
Income taxes	(297)	(41)	(338)	149	12		161
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	306	(20)	286	(87)	(2	)(3)	(89)
Minority interests	(105)	18	(87)	17	64		81

Income from continuing operations	1,558	54	1,612	680	—		680
Change in accounting pratice for asset retirement obligations	(10)	—	(10)	—	—		—

Net income	1,548	54	1,602	680	—		680

(1) Period from January to August, 2003 (Consolidated as from September 2003).

(2) Period from January to December, 2002, net of consolidation adjustments.

(3) Includes elimination of Caemi equity investment write-down based on quoted market price - $86.

(c)	On June 27, 2002 we acquired a further 12.62% of the capital of ALUNORTE for $42, increasing our participation to 57.03% (represented by 62.09% of total common stock and 19.05% of total preferred stock). ALUNORTE has been consolidated as from this date.

Unaudited pro forma information with respect to the effect on our consolidated statements of income, reflecting the consolidation of ALUNORTE as if control has been acquired as at January 1, 2001 is as follows:

	2002			2001
		Pre-
	CVRD	acquisition	Pro Forma	CVRD		Pro Forma
	Consolidated	ALUNORTE	(unaudited)	Consolidated	ALUNORTE	(unaudited)
Net operating revenues	4,123	138	4,261	3,935	294	4,229
Operating costs and expenses	(2,694)	(151)	(2,845)	(2,973)	(219)	(3,192)

Operating income	1,429	(13)	1,416	962	75	1,037
Non-operating income (expenses)	(828)	(38)	(866)	158	(83)	75

Income before income taxes, equity results and minority interests	601	(51)	550	1,120	(8)	1,112
Income taxes	149	—	149	218	(5)	213
Equity in results of affiliates and joint ventures	(28)	23	(5)	(49)	7	(42)
Change in provision for losses on equity investments	(59)	—	(59)	(4)	—	(4)
Minority interests	17	28	45	2	—	2

Net income	680	—	680	1,287	(6)	1,281

(d)	On March 9, 2001 we transferred our 10.33% interest in Companhia Siderúrgica Nacional — CSN to VALIA, as a special pension plan contribution, for $249 (fair market value determined based on the weighted average price of the last thirty trading sessions at the São Paulo stock exchange in the period ended on March 9, 2001). This transfer resulted in a gain of $107. We have provided VALIA with a guarantee that we will make additional contributions to the pension plan if the market value of the CSN shares falls below threshold levels prior to the sale thereof by VALIA. At December 31, 2003 we have provided $1 in respect of this commitment.

(e)	On April 27, 2001 we concluded the sale of our 32.00% interest in Bahia Sul Celulose S.A. - BSC for $318, received in cash on May 7, 2001. This operation resulted in a gain of $170.

(f)	On June 6, 2001 we concluded the sale of our 51.48% interest in Celulose Nipo-Brasileira S.A. - CENIBRA for $671, received in cash on September 14, 2001. This operation resulted in a gain of $507.

(g)	On October 10, 2003, the subsidiary Companhia Paulista de Ferro Ligas (CPFL) finalized the sale of its shares in Fertilizantes Fosfatados S.A. (Fosfértil) to Bunge Fertilizantes S.A. for $84. The profit on the operation was $61.

This transaction is in line with CVRD’s focus on mining and logistics and its strategy to sell equity participations which had assumed the nature of portfolio investments.

(h)	On November 7, 2003 we sold our investment in Companhia Ferroviária do Nordeste (CFN) to CSN for a symbolic amount, recording a loss on this transaction of $44.

8	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three months ended			Year ended December 31,
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001
		(unaudited)
Income before income taxes, equity results and minority interests	297	388	590	1,654	601	1,120

Federal income tax and social contribution expense at statutory enacted rates	(101)	(132)	(200)	(562)	(204)	(381)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	42	107	9	271	99	260
Exempt foreign income (expenses)	(26)	9	22	(59)	196	226
Difference on tax basis of equity investees	(56)	—	20	(56)	20	58
Tax effect related to provision for losses and write-downs	—	—	29	—	29	59
Tax incentives	12	8	2	60	4	26
Valuation allowance reversal (provision)	40	4	25	53	(12)	(44)
Other non-taxable gains (losses)	23	4	(16)	(4)	17	14

Federal income tax and social contribution expense in consolidated statements of income	(66)	—	(109)	(297)	149	218

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31
	2003	2002
Net current deferred tax assets
Accrued expenses deductible only when disbursed	91	211

	91	211

Long-term deferred tax assets and liabilities
Assets
Deferred tax relative to temporary differences	3	5
Tax deductible goodwill in business combinations	79	66
Related to provision for losses and write-downs of investments	149	158
Additional retirement benefits provision, net of unrecognized pension obligation	73	47
Tax loss carryforwards	132	187
Other temporary differences	206	211

	642	674

Liabilities
Inflationary income	(26)	(21)
Relative to investments acquired	(202)	—
Prepaid retirement benefit	(28)	(27)
Fair value adjustments in business combinations	(40)	(38)

	(296)	(86)

Valuation allowance
Beginning balance	(230)	(213)
Translation adjustments	(37)	73
Business acquisition, sales and others	102	(78)
Net change in allowance	53	(12)

Ending balance	(112)	(230)

Net long-term deferred tax assets	234	358

9	Cash and cash equivalents

	As of December 31
	2003	2002
Cash	88	51
Deposits in local currency	267	220
Deposits in United States dollars	230	820

	585	1,091

10	Accounts receivable

	As of December 31
	2003	2002
Customers
Domestic	195	189
Export, all denominated in United States dollars	665	503

	860	692
Allowance for doubtful accounts	(30)	(26)
Allowance for ore weight credits	(12)	(6)

Total	818	660

Accounts receivable from customers in the steel industry amount to 27.5% and 18.4% of domestic receivables (export receivables – 88.1% and 95.1%) at December 31, 2003 and 2002, respectively. No single customer accounted for more than 10% of total revenues in any of the years presented.

11	Inventories

	As of December 31
	2003	2002
Finished products
Iron ore and pellets	146	86
Manganese and ferroalloys	78	51
Alumina	20	15
Kaolin	16	6
Others	8	6
Spare parts and maintenance supplies	237	128

	505	292

12	Property, plant and equipment

a)	Per business area:

	As of December 31, 2003			As of December 31, 2002
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous
Ferrous - Southern System
Mining	2,196	812	1,384	728	318	410
Railroads	866	389	477	646	308	338
Marine terminals	183	87	96	99	60	39

	3,245	1,288	1,957	1,473	686	787
Ferrous - Northern System
Mining	676	277	399	483	208	275
Railroads	924	376	548	727	292	435
Marine terminals	196	85	111	139	65	74

	1,796	738	1,058	1,349	565	784
Pelletizing	382	133	249	283	76	207
Ferroalloys	273	153	120	171	96	75
Energy	128	11	117	58	6	52
Construction in progress	914	—	914	406	—	406

	6,738	2,323	4,415	3,740	1,429	2,311

Non-Ferrous
Potash	54	22	32	39	15	24
Gold	27	25	2	119	100	19
Kaolin	220	75	145	71	17	54
Research and projects	86	62	24	63	48	15
Construction in progress	797	—	797	288	—	288

	1,184	184	1,000	580	180	400

Logistics
General cargo	575	188	387	232	109	123
Maritime transportation	8	6	2	10	8	2
Construction in progress	35	—	35	19	—	19

	618	194	424	261	117	144

Holdings
Aluminum	545	92	453	248	55	193
Others	2	1	1	12	2	10
Construction in progress	111	—	111	204	—	204

	658	93	565	464	57	407

Corporate Center
Corporate	67	28	39	35	13	22
Construction in progress	41	—	41	13	—	13

	108	28	80	48	13	35

Total	9,306	2,822	6,484	5,093	1,796	3,297

b)	Per type of assets:

	As of December 31, 2003			As of December 31, 2002
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land and buildings	749	303	446	489	188	301
Installations	2,466	932	1,534	1,448	590	858
Equipment	883	405	478	391	196	195
Railroads	1,741	756	985	1,258	568	690
Mine development costs	353	115	238	193	53	140
Purchased mining reserves	578	8	570	—	—	—
Others	638	303	335	384	201	183

	7,408	2,822	4,586	4,163	1,796	2,367
Construction in progress	1,898	—	1,898	930	—	930

Total	9,306	2,822	6,484	5,093	1,796	3,297

Losses on disposals and impairments of property, plant and equipment totaled $51, $62 and $79 in 2003, 2002 and 2001, respectively. Disposals and impairments mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

In 2002 we sold certain forestry assets of our subsidiary Florestas Rio Doce S.A. for $59 and recorded a gain on this sale of $49. In 2003 we sold our last significant gold mining operations for $ 21 which was the book value.

(c)	Hydroelectric projects

We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and are entitled to our proportionate share of the energy produced.

The situation of these projects at December 31, 2003 is as follows:

	Date of			Our
	completion /	Our		share of	Our share of		Our share of
	expected	interest	Plant in	plant in	accumulated	Plant under	plant under
Project	completion	%	service	service	depreciation	construction	construction
Igarapava	September, 1999	38.1	136	52	(8)	—	—
Porto Estrela	November, 2001	33.3	57	19	(1)	—	—
Funil	January, 2003	51.0	112	57	(2)	—	—
Candonga	May, 2004	50.0	—	—	—	87	44
Aimorés	October, 2004	51.0	—	—	—	178	91
Capim Branco I	February, 2006	48.4	—	—	—	25	12
Capim Branco II	December, 2006	48.4	—	—	—	8	4
Foz do Chapecó	July, 2008	40.0	—	—	—	5	2
Estreito	October, 2008	30.0	—	—	—	4	1

Income and expenses relating to operating plants are not material.

13	Investments in affiliated companies and joint ventures

	December 31,
	2003				Investments
				Net
				income
	Participation in		Net	for the
	capital (%)		equity	period	2003	2002
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	22.99	11.46	271	297	31	—
Companhia Siderúrgica de Tubarão - CST (1)	26.93	28.79	307	161	86	27
California Steel Industries Inc. - CSI	50.00	50.00	206	5	103	107
SIDERAR (costs $15) - available for sale investments	4.85	4.85	—	—	89	30

					309	164
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	420	81	168	162
Valesul Alumínio S.A. - VALESUL	54.51	54.51	90	18	49	39
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	220	203	112	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses					—	(1)
Alumina do Norte do Brasil S.A. - ALUNORTE (4)	62.09	57.03	—	—	—	—

					329	200
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	100.00	60.23	—	17	—	77
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	35	6	18	12
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	32	6	17	14
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	—	38	1	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses					—	(16)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	21	5	11	9
Gulf Industrial Investment Company - GIIC	50.00	50.00	80	24	40	37
SAMARCO Mineração S.A. - SAMARCO (5)	50.00	50.00	369	140	221	184
Minas da Serra Geral S.A. - MSG	50.00	50.00	31	4	15	9
Others	—	—	—	—	21	24

					344	350
Logistics
Companhia Ferroviária do Nordeste - CFN - change in provision for losses (2)	—	—	—	—	—	—
Ferroban - Ferrovias Bandeirantes S.A. - change in provision for losses	—	—	—	—	1	—
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	—	—
MRS Logística S.A.	—	—	—	—	39	—
MRS Logística S.A. - change in provision for losses	—	—	—	—	—	(6)
Sepetiba Tecon S.A. - change in provision for losses	—	—	—	—	—	(4)
Others	—	—	—	—	4	—

					44	(10)
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	10.96	11.12	—	—	—	25
Others	—	—	—	—	8	3

					8	28

Total					1,034	732

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity Adjustments
	Three months ended			Year ended December 31,
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001
		Unaudited
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	—	14	—	34	(15)	—
Companhia Siderúrgica de Tubarão - CST (1)	19	14	8	45	19	(1)
California Steel Industries Inc. - CSI	2	(2)	7	2	19	(3)
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	—

	21	26	15	81	23	(4)
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	12	11	7	33	38	32
Valesul Alumínio S.A. - VALESUL	2	2	6	10	14	11
Alumínio Brasileiro S.A. - ALBRAS	10	14	—	104	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses	—	—	69	—	10	4
Alumina do Norte do Brasil S.A. - ALUNORTE (4)	—	—	—	—	(23)	(6)

	24	27	82	147	39	41
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	5	(11)	23	(102)	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	3	2	3	4	(2)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	1	—	3	5	5
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	1	—	—	1	(2)	(8)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	8	1	3	17	(15)	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	1	1	3	5	4
Gulf Industrial Investment Company - GIIC	3	3	2	12	5	(17)
SAMARCO Mineração S.A. - SAMARCO (5)	12	17	31	70	28	11
Minas da Serra Geral S.A. - MSG	—	1	—	2	4	—
Others	(1)	—	—	(1)	2	—

	23	32	28	133	(66)	(7)
Logistics
Companhia Ferroviária do Nordeste - CFN - change in provision for losses (2)	—	(1)	(1)	(3)	(4)	(8)
Ferroban - Ferrovias Bandeirantes S.A. - change in provision for losses	—	—	—	—	(1)	—
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	(8)	(10)	(93)	(42)	(95)
MRS Logística S.A.	37	5	—	39	(20)	—
MRS Logística S.A. - change in provision for losses	—	2	7	6	(7)	—
Sepetiba Tecon S.A. - change in provision for losses	(1)	1	2	(1)	(9)	(3)
Others	—	—	(5)	—	(5)	(2)

	36	(1)	(7)	(52)	(88)	(108)
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	(9)	5	3	1	8	5
Others	(7)	—	—	(4)	(3)	20

	(16)	5	3	(3)	5	25

Total	88	89	121	306	(87)	(53)

[Additional columns below]

[Continued from above table, first column(s) repeated]

							Quoted
	Dividends received						market
							Decem-
	Three months ended			Year ended December 31,			ber 31,
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001	2003
		(unaudited)
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	—	3	—	3	4	3	219
Companhia Siderúrgica de Tubarão - CST (1)	17	30	3	52	4	10	476
California Steel Industries Inc. - CSI	—	2	3	5	9	2	—
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	—	89

	17	35	6	60	17	15	784
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	11	11	—	27	31	31	—
Valesul Alumínio S.A. - VALESUL	6	—	6	9	6	—	—
Alumínio Brasileiro S.A. - ALBRAS	—	—	—	—	—	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses	—	—	—	—	—	—	—
Alumina do Norte do Brasil S.A. - ALUNORTE (4)	—	—	—	—	—	—	—

	17	11	6	36	37	31	—
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	3	—	290
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	2	—	2	5	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	1	2	2	5	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	—	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	4	1	4	5	—
Gulf Industrial Investment Company - GIIC	—	4	—	9	6	11	—
SAMARCO Mineração S.A. - SAMARCO (5)	25	14	—	78	17	21	—
Minas da Serra Geral S.A. - MSG	—	—	—	1	1	5	—
Others	—	—	—	—	—	—	—

	25	18	7	91	35	52	290
Logistics
Companhia Ferroviária do Nordeste - CFN - change in provision for losses (2)	—	—	—	—	—	—	—
Ferroban - Ferrovias Bandeirantes S.A. - change in provision for losses	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	—	—	—
MRS Logística S.A.	—	—	—	—	—	—	—
MRS Logística S.A. - change in provision for losses	—	—	—	—	—	—	—
Sepetiba Tecon S.A. - change in provision for losses	—	—	—	—	—	—	—
Others

	—	—	—	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	2	—	9	2	3	—
Others	—	—	—	1	—	31	—

	—	2	—	10	2	34	—

Total	59	66	19	197	91	132	1,074

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $ 60;

(2)	Investment sold in 2003;

(3)	Consolidated as from September 02, 2003, after acquisition of control;

(4)	Consolidated as from June 30, 2002, after acquisition of control;

(5)	Investment includes goodwill of $37 and $30 in 2003 and 2002, respectively.

14	Short-term debt

Our short-term borrowings are from commercial banks and relate export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 3.19%, 3.97% and 4.96% in 2003, 2002 and 2001, respectively.

15	Long-term debt

	As of December 31
	Current liabilities		Long-Term liabilities
	2003	2002	2003	2002
Foreign debt
Loans and financing contracted in the following currencies:
United States dollars	470	431	1,151	1,034
Japanese Yen	30	1	2	29
Others	3	1	25	1
Fixed Rate Notes — US$ denominated	300	200	600	600
Securitization of export receivables — US$ denominated	44	25	481	275
Perpetual notes	—	—	65	63
Accrued charges	54	20	—	—

	901	678	2,324	2,002

Local debt
Indexed by Long-Term Interest Rate — TJLP	10	8	88	22
Indexed by General Price Index-Market (IGPM)	16	14	19	24
Basket of currencies	30	13	23	32
Non-convertible debentures	—	—	90	64
Indexed by U.S. dollars	33	1	221	215
Accrued charges	19	3	2	—

	108	39	443	357

Total	1,009	717	2,767	2,359

The long-term portion at December 31, 2003 becomes due in the following years:

2005	480
2006	564
2007	554
2008	198
Thereafter	816
No due date (Perpetual notes and non-convertible debentures)	155

2,767

At December 31, 2003 annual interest rates on long-term debt were as follows:

Up to 7%	2,366
7.1% to 9%	930
9.1% to 11%	316
Over 11%	99
Variable (Perpetual notes)	65

3,776

The indexes applied to debt and respective percentage variations in each year were as follows:

	2003	2002	2001
TJLP — Long-Term Interest Rate (effective rate)	11.50	9.87	9.50
IGP-M — General Price Index — Market	8.71	25.31	10.37
United States Dollar	(18.23)	52.27	18.67

At December 31, 2003 the US$ denominated Fixed Rate Notes of $900 (2002 - $800) and other debt of $1,634 (2002 - $1,470) are unsecured. The export securitization of $525 (2002 - $300) is secured by existing and future accounts receivable of our subsidiary CVRD Overseas Ltd. Loans from international lenders of $232 (2002- $295) are guaranteed by the Federal Government, to which we have given counter-guarantees of $165 (2002 - $164) secured by our own shares and accounts receivable of a subsidiary. We have also loans from local and international institutions secured by property, plant and equipment in the amount of $165 (2002 - $129). The remaining long-term debt of $387 (2002 - $213) is secured mainly by assets of subsidiaries.

The Perpetual Notes are exchangeable for 48 billion preferred shares of the affiliate MRN (initially equivalent to 8% of the total number of shares of MRN owned by us). Interest is payable on the Notes in an amount equal to dividends paid on the underlying preferred shares, relative to periods starting as from the 2000 fiscal year. The Notes may be redeemed at our option or the Noteholders at any time by transfer of the underlying preferred shares to the Noteholders, providing the preemptive rights of the existing shareholders of MRN have been waived or have expired. Redemption by transfer of the underlying net assets of MRN is compulsory if certain events occur, including the liquidation or merger of MRN or the transfer of MRN’s asset and liabilities to a consortium formed by its shareholders to take over the operations of MRN. In the event of early termination the Notes may be redeemed, at the option the Noteholders, in lieu of transfer of the shares, for a cash sum equal to $48 plus the net present value of average annual earnings declared and paid by MRN for the three years immediately preceding such termination multiplied by 20 and discounted by 10% per year. This latter amount represents a fair value at December 31, 2003 of $65.

16	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 6, the Brazilian Government holds a preferred special share which confers on it permanent veto rights over certain matters.

As of December 31, 2003, we had acquired 4,719,353 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of R$27.80 (minimum cost of R$20.07 and maximum of R$52.09).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the book equity value per share. With respect to each of 2003, 2002 and 2001 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2003, we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2003 includes $2,283, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders as explained in Note 3 (l).

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three months ended			Year ended December 31
	December	September	December
	31, 2003	30, 2003	31, 2002	2003	2002	2001
		(unaudited)
Appropriated retained earnings
Unrealized income reserve
Balance January 1	255	260	191	211	548	874
Transfer to retained earnings	(62)	(5)	20	(18)	(337)	(326)

Balance December 31	193	255	211	193	211	548
Expansion reserve
Balance January 1	1,361	1,385	993	1,494	1,667	1,546
Transfer to capital stock	—	—	—	(423)	—	(278)
Transfer from (to) retained earnings	729	(24)	501	1,019	(173)	399

Balance December 31	2,090	1,361	1,494	2,090	1,494	1,667
Legal reserve
Balance January 1	292	297	193	241	325	307
Transfer from (to) retained earnings	82	(5)	48	133	(84)	18

Balance December 31	374	292	241	374	241	325
Fiscal incentive depletion reserve
Balance January 1	343	350	258	284	649	771
Transfer to capital stock	—	—	—	—	(212)	—
Transfer to retained earnings	4	(7)	26	63	(153)	(122)

Balance December 31	347	343	284	347	284	649
Fiscal incentive investment reserve
Balance January 1	—	—	—	—	23	39
Transfer to capital stock	—	—	—	—	(23)	(33)
Transfer from retained earnings	31	—	—	31	—	17

Balance December 31	31	—	—	31	—	23

Total appropriated retained earnings	3,035	2,251	2,230	3,035	2,230	3,212

The purpose and basis of appropriation to such reserves is described below:

•	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve — this is a general reserve for expansion of our activities.

•	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

•	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates the tax incentives described in Note 8.

17	Pension plans

Since 1973 we have sponsored a defined benefit pension plan (the “Old Plan”) covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the “New Plan”), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 - “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”, as amended.

(a)	Change in benefit obligation

	As of December 31
	2003	2002
Benefit obligation at beginning of year	1,308	1,388
Service cost	2	2
Interest cost	136	120
Benefits paid	(111)	(94)
Effect of exchange rate changes	20	(288)
Actuarial loss	75	180

Benefit obligation at end of year	1,430	1,308

We use a measurement date of December 1, 2003 for our pension and postretirement benefit plans.

(b)	Change in plan assets

	As of December 31
	2003	2002
Fair value of plan assets at beginning of year	1,285	1,374
Actual return on plan assets	432	277
Employer contributions	14	12
Benefits paid	(111)	(94)
Effect of exchange rate changes	17	(284)

Fair value of plan assets at end of year	1,637	1,285

Plan assets at December 31, 2003 include $194 of portfolio investments in our own shares ($102 at December 31, 2002) and $20 of shares of related parties ($ 8 at December 31, 2002), as well as $323 of Federal Government Securities ($387 at December 31, 2002).

Employer contributions expected for 2004 are $ 14 (unaudited).

(c)	Accrued pension cost liability (prepaid pension cost)

	As of December 31
	2003	2002
Funded status, excess of benefit obligation over plan assets	(207)	23
Unrecognized net transitory obligation	(56)	(65)
Unrecognized net actuarial loss	181	(37)

Accrued pension cost liability (prepaid pension cost)	(82)	(79)

(d)	Assumptions used in each year (expressed in nominal terms)

	2003	2002
Discount rate	11.30% p.a	11.30% p.a
Expected return on plan assets	13.40% p.a	11.30% p.a
Rate of compensation increase — up to 47 years	6.91% p.a	6.91% p.a
Inflation	5.00% p.a	5.00% p.a

All assumptions will be revised during 2004.

(e)	Investment targets and composition of plan assets

The asset allocation for the Company’s pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows. The fair value of plan assets for these plans is $1,637 and $1,285 at the end of 2003 and 2002, respectively.

		Percentage of plan assets at
	Target allocation	December 31,
Asset category	for 2004	2003	2002
Equity securities	30%	27%	29%
Real estate	7%	6%	7%
Loans	4%	2%	3%
Fixed Income	59%	65%	61%

Total	100%	100%	100%

The fixed income allocation target of 59% was established in order to match the asset with the benefit payments. The proposal for 2004 is an increase of up to 33% in the investments in inflation-indexed funds. The remaining investments in fixed income would be responsible for the payment of short-term plan benefits.

The increase in the target allocation for equity securities is related to a 32% expected return in the IBOVESPA (Brazilian stock index). This high return is due to an expected increase of corporate profits, and a belief that Brazil’s risk will decrease, economic activity will increase, and U.S. interest rates will remain low.

(f)	Pension costs

	Year ended December 31
	2003	2002	2001
Service cost — benefits earned during the period	2	2	2
Interest cost on projected benefit obligation	136	120	180
Actual return on assets	(432)	(277)	(220)
Amortization of initial transitory obligation	9	9	12
Net deferral	297	157	58

Net periodic pension cost	12	11	32

In addition to benefits provided under our pension plan, accruals have been made relative to supplementary benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled $198 and $141, at December 31, 2003 and 2002, respectively, plus $32 and $23, respectively, in current liabilities.

The cost recognized in the years 2003, 2002 and 2001 relative to the defined contribution element of the New Plan was $5, $5 and $3, respectively.

18	Commitments and contingencies

(a)	At December 31, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $283, of which $242 is denominated in United States dollars and the remaining $41 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
ALBRAS	231	US$	Debt guarantee	2007	None
	40	R$	Debt guarantee	2010	None
SAMARCO	10	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
NIBRASCO	1	US$	Debt guarantee	2004	Collateral Pledge

	283

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Albras and Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2003		December 31, 2002
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	177	66	109	52
Civil claims	167	54	95	32
Tax — related actions	285	279	220	153
Others	6	8	4	2

	635	407	428	239

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $126 for tax deposits during 2003 refers mainly to an action in which we challenged the annual limitation on use to our tax loss carryforwards.

Contingencies settled in 2003, 2002 and 2001 aggregated $182 $178 and $6, respectively, and additional provisions aggregated $146, $264 and $79, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $308 and $220 at December 31, 2003 and 2002, respectively, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take annual delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,458.16 per metric ton, at December 31, 2003, represents an annual commitment of $302. Actual take from Albras was $296, $257 and $220 during 2003, 2002 and 2001, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$ 205 million, which represents half of the US$ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years, which was extended for an additional period of two years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2003, the remaining contributions towards exploration and development activities totaled US$ 87 million. In the event that either of us wishes to conduct further exploration and development after having spent such US$ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the CVM in order to permit trading.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program and institutional investors that held their shares through rule 1,298/87 of Brazilian Central Bank were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to these investors, but the Central Bank rejected our request. We renewed our request to the Central Bank, but we cannot be sure that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders and foreign investors through annex V.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we expect to start payments referring to copper resources in 2004, to iron ore resources in approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources at the end of the decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD
Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization corresponding to our ownership interest at April 15, 1997.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Fazenda Brasileiro (*)	Gold	2.5% of net revenue after total sales from May 1997 exceeds 26 tons.

Other areas, excluding Carajás/Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

We sold Fazenda Brasileiro in August 2003 and will pay the corresponding amount of $2 debenture holders by March 31, 2004.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of October 1, 2003	60
Increase due to new subsidiaries	2
Accretion expense	2
Revisions to estimated cash flows	15
Cumulative translation adjustment	2

Balance as of December 31, 2003	81

Balance as of July 1, 2003	42
Increase due to new subsidiaries	9
Accretion expense	2
Cumulative translation adjustment	7

Balance as of September 30, 2003	60

Balance as of December 31, 2002	15
Initial recognition of SFAS 143 as at January 1, 2003	26
Increase due to new subsidiaries acquired	11
Accretion expense	6
Revisions to estimated cash flows	15
Cumulative translation adjustment	8

Balance as of December 31, 2003	81

The quarterly information is unaudited

Had SFAS 143 been applied prior to January 1, 2003, the pro forma asset retirement obligation at December 31, 2002, 2001 and 2000 would have been $41, $44 and $42, respectively.

Additionaly, had SFAS 143 been applied previously, net income for the years ended December 31, 2002 and 2001 on a pro forma basis would have been lower by $8 and $6 (unaudited).

Had SFAS 143 been applied in prior years the impact on net income and earnings per share would be as follows:

	2002	2001
Net income	680	1,287
Net income (pro forma — unaudited)	672	1,281
Basic earnings per Preferred Class A Share	1.77	3.34
Basic earnings per Common Share	1.77	3.34
Basic earnings per Preferred Class A Share (pro forma — unaudited)	1.75	3.32
Basic earnings per Common Share (pro forma — unaudited)	1.75	3.32

19	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining and investments in joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (Unaudited)

	As of and for the three months ended December 31, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,650	36	22	233	—	(732)	1,209
Gross revenues — Domestic	296	30	156	41	—	(42)	481
Cost and expenses	(1,549)	(76)	(146)	(216)	(3)	774	(1,216)
Depreciation, depletion and amortization	(60)	(7)	(6)	(5)	—	—	(78)
Pension plan	(3)	—	(1)	—	—	—	(4)

Operating income (loss)	334	(17)	25	53	(3)	—	392
Financial income	50	—	3	2	—	(37)	18
Financial expenses	(136)	—	(4)	(19)	—	37	(122)
Foreign exchange and monetary gains (losses), net	(12)	1	(2)	6	(1)	—	(8)
Gain on sale of investments	17	—	—	—	—	—	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	23	—	36	24	5	—	88
Income taxes	(60)	(3)	(1)	—	(2)	—	(66)
Minority interests	(39)	1	—	(11)	—	—	(49)

Net income	177	(18)	57	55	(1)	—	270

Sales classified by geographic destination:
Export market
America, except United States	147	—	10	45	—	(86)	116
United States	75	—	—	7	—	(45)	37
Europe	750	26	10	150	—	(322)	614
Middle East/Africa/Oceania	88	—	—	—	—	(20)	68
Japan	165	4	—	—	—	(71)	98
China (2)	290	5	—	12	—	(117)	190
Asia, other than Japan and China	135	1	2	19	—	(71)	86

	1,650	36	22	233	—	(732)	1,209
Domestic market	296	30	156	41	—	(42)	481

	1,946	66	178	274	—	(774)	1,690

Assets:
Property, plant and equipment, net	4,495	1,000	424	564	1	—	6,484
Additions to Property, plant and equipment	318	125	121	30	—	—	594
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	344	—	44	329	317	—	1,034

Capital employed	4,137	266	429	498	20	—	5,350

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three months ended September 30, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,411	28	14	218	—	(651)	1,020
Gross revenues — Domestic	309	31	130	46	—	(53)	463
Cost and expenses	(1,282)	(38)	(91)	(210)	1	704	(916)
Depreciation, depletion and amortization	(50)	(6)	(3)	(4)	—	—	(63)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	385	15	50	50	1	—	501
Financial income	49	1	3	2	1	(29)	27
Financial expenses	(89)	(2)	(2)	(18)	(1)	29	(83)
Foreign exchange and monetary gains (losses), net	(48)	(4)	3	(8)	—	—	(57)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	(1)	27	31	—	89
Income taxes	(1)	—	(1)	(1)	3	—	—
Minority interests	(3)	—	—	(6)	—	—	(9)

Net income	325	10	52	46	35	—	468

Sales classified by geographic destination:
Export market
America, except United States	142	—	10	44	—	(87)	109
United States	91	2	—	6	—	(46)	53
Europe	534	19	4	96	—	(236)	417
Middle East/Africa/Oceania	85	—	—	—	—	(20)	65
Japan	160	6	—	26	—	(79)	113
China (2)	275	1	—	46	—	(132)	190
Asia, other than Japan and China	124	—	—	—	—	(51)	73

	1,411	28	14	218	—	(651)	1,020
Domestic market	309	31	130	46	—	(53)	463

	1,720	59	144	264	—	(704)	1,483

Assets:
Property, plant and equipment, net	4,024	858	439	529	38	—	5,888
Additions to Property, plant and equipment	235	170	16	22	—	—	443
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	325	—	990

Capital employed	3,818	246	473	477	26	—	5,040

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three months ended December 31, 2002
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,139	24	11	117	—	(525)	766
Gross revenues — Domestic	206	26	138	30	(1)	(64)	335
Cost and expenses	(982)	(97)	(73)	(148)	(13)	599	(714)
Depreciation, depletion and amortization	(36)	(3)	(2)	(2)	—	—	(43)
Pension plan	(2)	—	(1)	—	—	—	(3)

Operating income (loss)	325	(50)	73	(3)	(14)	10	341
Financial income	77	1	3	3	1	(45)	40
Financial expenses	(83)	(1)	—	(6)	(3)	45	(48)
Foreign exchange and monetary gains (losses), net	246	11	(51)	55	6	(10)	257
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	28	—	(7)	82	18	—	121
Income taxes	(130)	—	(7)	24	4	—	(109)
Minority interests	2	(6)	—	(29)	—	—	(33)

Net income	465	(45)	11	126	12	—	569

Sales classified by geographic destination:
Export market
America, except United States	102	—	5	10	—	(59)	58
United States	89	1	—	2	—	(59)	33
Europe	477	19	5	84	—	(198)	387
Middle East/Africa/Oceania	88	—	—	—	—	(20)	68
Japan	125	1	—	11	—	(58)	79
China (2)	—	—	—	—	—	—	—
Asia, other than Japan and China	258	3	1	10	—	(131)	141

	1,139	24	11	117	—	(525)	766
Domestic market	206	26	138	30	(1)	(64)	335

	1,345	50	149	147	(1)	(589)	1,101

Assets:
Property, plant and equipment, net	2,346	400	144	383	24	—	3,297
Additions to Property, plant and equipment	144	76	3	35	—	—	258
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	350	—	(10)	200	192	—	732

Capital employed	2,364	119	161	209	24	—	2,877

(1)	Control of Alunorte was acquired in and consolidated from June 2002.

(2)	In three months ended December 31, 2002 China was classified within Asia.

Operating income by product – after eliminations (unaudited)

	For the three months ended
	December 31, 2003
	Revenues			Value				Impairment/ Gain on Sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	675	146	821	(13)	808	(442)	366	(10)	(36)	320
Pellets	198	56	254	—	254	(179)	75	—	(2)	73
Manganese	8	3	11	(2)	9	(15)	(6)	—	(1)	(7)
Ferroalloys	62	31	93	(6)	87	(76)	11	(17)	(3)	(9)

	943	236	1,179	(21)	1,158	(712)	446	(27)	(42)	377
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	24	24	(3)	21	(9)	12	—	(4)	8
Kaolin	36	5	41	(2)	39	(27)	12	(12)	(3)	(3)

	36	29	65	(5)	60	(36)	24	(12)	(7)	5
Aluminum
Alumina	111	38	149	(1)	148	(107)	41	—	(5)	36
Aluminum	91	—	91	—	91	(88)	3	—	—	3
Bauxite	12	2	14	(1)	13	(12)	1	—	—	1

	214	40	254	(2)	252	(207)	45	—	(5)	40
Logistics
Railroads	—	127	127	(14)	113	(84)	29	—	(23)	6
Ports	—	38	38	(5)	33	(21)	12	—	(3)	9
Ships	18	9	27	—	27	(36)	(9)	—	—	(9)

	18	174	192	(19)	173	(141)	32	—	(26)	6
Others	(2)	2	—	(5)	(5)	(33)	(38)	—	2	(36)

	1,209	481	1,690	(52)	1,638	(1,129)	509	(39)	(78)	392

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three months ended
	September 30, 2003
	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	554	147	701	(16)	685	(344)	341	—	(31)	310
Pellets	159	58	217	(7)	210	(151)	59	—	(2)	57
Manganese	7	4	11	(1)	10	(14)	(4)	—	—	(4)
Ferroalloys	46	24	70	(6)	64	(46)	18	—	(3)	15

	766	233	999	(30)	969	(555)	414	—	(36)	378
Non ferrous
Gold	5	—	5	—	5	13	18	—	—	18
Potash	—	28	28	(4)	24	(12)	12	—	(1)	11
Kaolin	21	4	25	—	25	(24)	1	—	(3)	(2)

	26	32	58	(4)	54	(23)	31	—	(4)	27
Aluminum
Alumina	107	42	149	(3)	146	(99)	47	—	(4)	43
Aluminum	77	4	81	—	81	(73)	8	—	—	8
Bauxite	12	1	13	—	13	(11)	2	—	—	2

	196	47	243	(3)	240	(183)	57	—	(4)	53
Logistics
Railroads	—	101	101	(10)	91	(35)	56	—	(17)	39
Ports	1	39	40	(3)	37	(19)	18	—	(2)	16
Ships	10	8	18	(1)	17	(28)	(11)	—	—	(11)

	11	148	159	(14)	145	(82)	63	—	(19)	44
Others	21	3	24	—	24	(25)	(1)	—	—	(1)

	1,020	463	1,483	(51)	1,432	(868)	564	—	(63)	501

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three months ended
	December 31, 2002
	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	406	135	541	(16)	525	(226)	299	—	(22)	277
Pellets	160	36	196	(5)	191	(144)	47	—	2	49
Manganese	9	(2)	7	(1)	6	4	10	—	(4)	6
Ferroalloys	46	14	60	(4)	56	(46)	10	—	(1)	9

	621	183	804	(26)	778	(412)	366	—	(25)	341
Non ferrous
Gold	13	—	13	—	13	(32)	(19)	(35)	1	(53)
Potash	—	24	24	(4)	20	(11)	9	—	(1)	8
Kaolin	10	2	12	—	12	(8)	4	—	—	4

	23	26	49	(4)	45	(51)	(6)	(35)	—	(41)
Aluminum
Alumina	45	28	73	(2)	71	(61)	10	—	(2)	8
Aluminum	73	—	73	—	73	(64)	9	—	—	9
Bauxite	4	—	4	—	4	(4)	—	—	—	—

	122	28	150	(2)	148	(129)	19	—	(2)	17
Logistics
Railroads	—	76	76	(8)	68	(16)	52	—	(16)	36
Ports	—	11	11	(2)	9	(14)	(5)	—	(1)	(6)
Ships	—	11	11	—	11	(25)	(14)	—	—	(14)

	—	98	98	(10)	88	(55)	33	—	(17)	16
Others	—	—	—	—	—	7	7	—	1	8

	766	335	1,101	(42)	1,059	(640)	419	(35)	(43)	341

Results by segment — before eliminations

	As of and for the year ended December 31,
	2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	5,256	105	75	758	—	(2,354)	3,840
Gross revenues — Domestic	1,142	107	472	165	—	(181)	1,705
Cost and expenses	(4,871)	(192)	(366)	(760)	3	2,535	(3,651)
Depreciation, depletion and amortization	(191)	(18)	(14)	(15)	—	—	(238)
Pension plan	(11)	—	(1)	—	—	—	(12)

Operating income	1,325	2	166	148	3	—	1,644
Financial income	195	1	14	10	4	(122)	102
Financial expenses	(406)	(4)	(9)	(49)	(5)	122	(351)
Foreign exchange and monetary gains (losses), net	150	16	(14)	93	(3)	—	242
Gain on sale of investments	17	—	—	—	—	—	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	133	—	(52)	147	78	—	306
Income taxes	(266)	(3)	(2)	(27)	1	—	(297)
Minority interests	(44)	(3)	—	(58)	—	—	(105)

Income from continuing operations	1,104	9	103	264	78	—	1,558
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	1,094	9	103	264	78	—	1,548

Sales classified by geographic destination:
Export market
America, except United States	526	—	38	156	—	(329)	391
United States	337	8	—	32	—	(188)	189
Europe	2,213	76	30	378	—	(913)	1,784
Middle East/Africa/Oceania	292	—	4	—	—	(70)	226
Japan	569	13	—	96	—	(259)	419
China (2)	897	7	—	77	—	(401)	580
Asia, other than Japan and China	422	1	3	19	—	(194)	251

	5,256	105	75	758	—	(2,354)	3,840
Domestic market	1,142	107	472	165	—	(181)	1,705

	6,398	212	547	923	—	(2,535)	5,545

Assets:
Property, plant and equipment, net	4,495	1,000	424	564	1	—	6,484
Additions to Property, plant and equipment	822	440	186	95	—	—	1,543
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	344	—	44	329	317	—	1,034

Capital employed	4,137	266	429	498	20	—	5,350

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the year ended December 31,
	2002
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	4,200	143	41	387	—	(1,843)	2,928
Gross revenues — Domestic	996	96	374	75	3	(190)	1,354
Cost and expenses	(3,773)	(225)	(244)	(426)	7	2,033	(2,628)
Depreciation, depletion and amortization	(170)	(25)	(14)	(4)	(1)	—	(214)
Pension plan	(9)	(1)	(1)	—	—	—	(11)

Operating income	1,244	(12)	156	32	9	—	1,429
Financial income	193	1	11	11	4	(93)	127
Financial expenses	(433)	(6)	(5)	(15)	(9)	93	(375)
Foreign exchange and monetary gains (losses), net	(442)	(36)	(18)	(85)	1	—	(580)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(66)	—	(88)	39	28	—	(87)
Income taxes	145	—	(8)	22	(10)	—	149
Minority interests	2	(6)	—	21	—	—	17

Income from continuing operations	643	(59)	48	25	23	—	680
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	643	(59)	48	25	23	—	680

Sales classified by geographic destination:
Export market
America, except United States	392	—	25	27	—	(207)	237
United States	340	35	3	10	—	(190)	198
Europe	1,799	100	9	318	—	(734)	1,492
Middle East/Africa/Oceania	239	—	—	—	—	(46)	193
Japan	488	3	1	11	—	(228)	275
China (2)	574	4	1	21	—	(270)	330
Asia, other than Japan and China	368	1	2	—	—	(168)	203

	4,200	143	41	387	—	(1,843)	2,928
Domestic market	996	96	374	75	3	(190)	1,354

	5,196	239	415	462	3	(2,033)	4,282

Assets:
Property, plant and equipment, net	2,346	400	144	383	24	—	3,297
Additions to Property, plant and equipment	524	132	33	63	14	—	766
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	350	—	(10)	200	192	—	732

Capital employed	2,364	119	161	209	24	—	2,877

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the year ended December 31,
	2001
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,558	173	147	283	47	(1,414)	2,794
Gross revenues — Domestic	1,083	78	344	1	8	(231)	1,283
Cost and expenses	(3,632)	(176)	(412)	(259)	(37)	1,645	(2,871)
Depreciation, depletion and amortization	(167)	(17)	(26)	—	(2)	—	(212)
Pension plan	(27)	(3)	(2)	—	—	—	(32)

Operating income	815	55	51	25	16	—	962
Financial income	169	1	11	7	6	(59)	135
Financial expenses	(368)	(10)	(11)	(1)	(4)	59	(335)
Foreign exchange and monetary gains (losses), net	(396)	(21)	(10)	—	1	—	(426)
Gain on sale of investments	—	—	—	—	784	—	784
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(7)	—	(108)	41	21	—	(53)
Income taxes	220	—	(3)	1	—	—	218
Minority interests	2	—	—	—	—	—	2

Income from continuing operations	435	25	(70)	73	824	—	1,287
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	435	25	(70)	73	824	—	1,287

Sales classified by geographic destination:
Export market
America, except United States	238	—	65	9	—	(118)	194
United States	247	139	21	73	47	(112)	415
Europe	1,469	33	44	173	—	(635)	1,084
Middle East/Africa/Oceania	216	—	4	—	—	(20)	200
Japan	525	—	10	12	—	(155)	392
China (2)	—	—	—	—	—	—	—
Asia, other than Japan and China	863	1	3	16	—	(374)	509

	3,558	173	147	283	47	(1,414)	2,794
Domestic market	1,083	78	344	1	8	(231)	1,283

	4,641	251	491	284	55	(1,645)	4,077

Assets:
Property, plant and equipment, net	3,171	240	305	—	97	—	3,813
Additions to Property, plant and equipment	508	40	25	—	22	—	595
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	673	29	34	287	195	—	1,218

Capital employed	2,976	249	313	18	70	4	3,630

(1)	Control of Alunorte was acquired and consolidated from June 2002.

(2)	In 2001 China was classified within Asia.

Operating income by product – after eliminations

	Year ended December 31,
	2003
								Impairment/
	Revenues			Value				Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	2,108	554	2,662	(65)	2,597	(1,318)	1,279	(10)	(105)	1,164
Pellets	627	211	838	(19)	819	(627)	192	(12)	(11)	169
Manganese	38	11	49	(5)	44	(35)	9	—	(2)	7
Ferroalloys	201	99	300	(21)	279	(218)	61	(17)	(10)	34

	2,974	875	3,849	(110)	3,739	(2,198)	1,541	(39)	(128)	1,374
Non ferrous
Gold	21	—	21	—	21	(2)	19	—	(2)	17
Potash	—	94	94	(12)	82	(40)	42	—	(7)	35
Kaolin	83	13	96	(3)	93	(70)	23	(12)	(7)	4

	104	107	211	(15)	196	(112)	84	(12)	(16)	56
Aluminum
Alumina	342	153	495	(8)	487	(363)	124	—	(15)	109
Aluminum	312	8	320	—	320	(295)	25	—	—	25
Bauxite	34	3	37	(1)	36	(33)	3	—	—	3

	688	164	852	(9)	843	(691)	152	—	(15)	137
Logistics
Railroads	—	373	373	(39)	334	(153)	181	—	(70)	111
Ports	1	143	144	(14)	130	(75)	55	—	(9)	46
Ships	54	33	87	(3)	84	(122)	(38)	—	—	(38)

	55	549	604	(56)	548	(350)	198	—	(79)	119
Others	19	10	29	(5)	24	(66)	(42)	—	—	(42)

	3,840	1,705	5,545	(195)	5,350	(3,417)	1,933	(51)	(238)	1,644

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31,
	2002
								Impairment/
	Revenues			Value				Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	1,642	505	2,147	(63)	2,084	(915)	1,169	—	(87)	1,082
Pellets	530	143	673	(19)	654	(548)	106	—	(5)	101
Manganese	24	12	36	(5)	31	(20)	11	—	(6)	5
Ferroalloys	176	71	247	(14)	233	(169)	64	—	(5)	59

	2,372	731	3,103	(101)	3,002	(1,652)	1,350	—	(103)	1,247
Non ferrous
Gold	103	—	103	—	103	(86)	17	(35)	(15)	(33)
Potash	—	91	91	(12)	79	(43)	36	—	(4)	32
Kaolin	40	5	45	(1)	44	(27)	17	—	(2)	15

	143	96	239	(13)	226	(156)	70	(35)	(21)	14
Aluminum
Alumina	85	74	159	(4)	155	(119)	36	—	(4)	32
Aluminum	279	1	280	—	280	(254)	26	—	—	26
Bauxite	23	—	23	—	23	(22)	1	—	—	1

	387	75	462	(4)	458	(395)	63	—	(4)	59
Logistics
Railroads	—	286	286	(27)	259	(55)	204	(4)	(72)	128
Ports	—	107	107	(11)	96	(67)	29	—	(7)	22
Ships	26	39	65	(3)	62	(69)	(7)	(7)	(6)	(20)

	26	432	458	(41)	417	(191)	226	(11)	(85)	130
Others	—	20	20	—	20	(40)	(20)	—	(1)	(21)

	2,928	1,354	4,282	(159)	4,123	(2,434)	1,689	(46)	(214)	1,429

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31,
	2001
								Impairment/
	Revenues			Value				Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Pension	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	plan	income
Ferrous
Iron ore	1,529	474	2,003	(58)	1,945	(869)	1,076	(263)	(80)	—	733
Pellets	474	123	597	(12)	585	(497)	88	(45)	(4)	—	39
Manganese	50	7	57	(5)	52	(39)	13	—	(2)	(17)	(6)
Ferroalloys	131	71	202	(18)	184	(114)	70	—	(7)	(10)	53

	2,184	675	2,859	(93)	2,766	(1,519)	1,247	(308)	(93)	(27)	819
Non ferrous
Gold	139	—	139	—	139	(99)	40	(47)	(15)	(2)	(24)
Potash	—	71	71	(6)	65	(37)	28	(2)	(4)	(1)	21
Kaolin	34	7	41	(2)	39	5	44	(29)	(1)	—	14

	173	78	251	(8)	243	(131)	112	(78)	(20)	(3)	11
Aluminum
Alumina	32	—	32	—	32	(32)	—	—	—	—	—
Aluminum	230	1	231	—	231	(209)	22	—	—	—	22
Bauxite	21	—	21	—	21	(19)	2	—	—	—	2

	283	1	284	—	284	(260)	24	—	—	—	24
Logistics
Railroads	—	299	299	(26)	273	(89)	184	(10)	(74)	(2)	98
Ports	—	104	104	(10)	94	(45)	49	(3)	(9)	—	37
Ships	105	100	205	(4)	201	(195)	6	(34)	(13)	—	(41)

	105	503	608	(40)	568	(329)	239	(47)	(96)	(2)	94
Others	49	26	75	(1)	74	(56)	18	(1)	(3)	—	14

	2,794	1,283	4,077	(142)	3,935	(2,295)	1,640	(434)	(212)	(32)	962

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31
	2003		2002
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
FCA	—	—	70	1
HISPANOBRAS	18	29	18	25
ITABRASCO	16	17	19	25
NIBRASCO	36	25	26	17
KOBRASCO	51	14	40	8
CST	31	—	23	—
USIMINAS	7	—	5	—
ALBRAS	14	95	10	58
Others	38	87	48	53

	211	267	259	187

Current	171	263	170	180

Long-term	40	4	89	7

These balances are included in the following balance sheet classifications:

	As of December 31
	2003		2002
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	115	—	121	—
Loans and advances to related parties	56	—	49	—
Other assets
Loans and advances to related parties	40	—	89	—
Current liabilities
Suppliers	—	144	—	116
Loans from related parties	—	119	—	64
Long-term liabilities
Long-term debt	—	4	—	7

	211	267	259	187

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31
	2003		2002		2001
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES
CST	136	—	152	—	146	—
NIBRASCO	116	133	146	150	135	132
ALUNORTE (to June 2002)	—	—	6	—	84	38
SIDERAR	53	—	35	—	30	—
ITABRASCO	61	20	74	53	67	33
HISPANOBRAS	66	69	77	77	74	74
KOBRASCO	62	57	84	46	75	63
CENIBRA (to May 2001)	—	—	—	—	30	46
USIMINAS	79	—	76	—	59	—
ALBRAS	149	286	73	265	5	208
VALESUL	10	—	7	1	—	—
MRN	—	—	—	56	—	17
Others	55	176	79	94	99	142
BRAZILIAN FEDERAL GOVERNMENT
Banco do Brasil S.A.	—	—	3	—	27	—
Petróleo Brasileiro S.A. - PETROBRAS	—	—	—	—	2	18
Centrais Elétricas Brasileiras S.A.	—	—	—	—	1	—
BNDES	—	—	—	2	1	19

	787	741	812	744	835	790

These amounts are included in the following statement of income classifications:

	Year ended December 31
	2003		2002		2001
	Income	Expense	Income	Expense	Income	Expense
Sales / Cost of iron ore and pellets	608	317	599	380	518	349
Revenues from logistic services	13	—	66	—	85	—
Sales / Cost of aluminum products	153	427	74	314	—	254
Financial income/expenses	(17)	(4)	15	18	180	59
Others	30	1	58	32	52	128

	787	741	812	744	835	790

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt at December 31, 2003 and 2002 is estimated as follows:

]

	As of December 31
	2003	2002
Fair market value	2,839	2,379
Carrying value	2,767	2,359

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

22	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Total
Unrealized gains (losses) at October 1, 2003	(22)	(60)	2	(5)	(85)
Financial settlement	3	12	—	—	15
Unrealized gains (losses) in the period	(12)	2	3	(13)	(20)
Effect of exchange rate changes	(1)	—	—	—	(1)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	(91)

Unrealized gains (losses) at July 1, 2003	(11)	(65)	(1)	1	(76)
Financial settlement	5	4	—	—	9
Unrealized gains (losses) in the period	(17)	(1)	3	(6)	(21)
Effect of exchange rate changes	1	2	—	—	3

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	(85)

Unrealized gains (losses) at October 1, 2002	(4)	(65)	2	4	(63)
Financial settlement	—	3	2	(1)	4
Unrealized gains (losses) realized in the period	(10)	8	(5)	—	(7)
Effect of exchange rate changes	(1)	(6)	—	—	(7)

Unrealized gains (losses) at December 31, 2002	(15)	(60)	(1)	3	(73)

Unrealized gains (losses) at January 1, 2001	9	(8)	(4)	—	(3)
Unrealized gains and (losses) realized in the period	2	(36)	(4)	—	(38)
Financial settlement	(4)	8	4	—	8

Unrealized gains (losses) at December 31, 2001	7	(36)	(4)	—	(33)

Gain recognized upon consolidation of Alunorte	—	—	—	2	2
Financial settlement	(2)	21	3	1	23
Unrealized gains (losses) in the period	(22)	(60)	(1)	—	(83)
Effect of exchange rate changes	2	15	1	—	18

Unrealized gains (losses) at December 31, 2002	(15)	(60)	(1)	3	(73)

Financial settlement	8	30	—	—	38
Unrealized gains (losses) in the period	(24)	(3)	6	(22)	(43)
Effect of exchange rate changes	(1)	(13)	—	1	(13)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	(91)

Unrealized gains (losses) in the period are included in our income statement under the following captions:

Gold – financial expenses;

Interest rates – financial expenses;

Currencies – financial expenses;

Alumina – financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2007
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Sep 2005

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. We have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, the majority of our revenues is denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs is denominated in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

23	Information about independent auditors

Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes. The financial statements of certain of our subsidiaries and affiliates have been audited by independent auditors other than PricewaterhouseCoopers Auditores Independentes and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

	Auditors	Years Audited	City	State	Country
Steel
Alumínio Brasileiro S.A. - ALBRAS	Trevisan	2003	RJ	RJ	Brazil
Alumínio Brasileiro S.A. - ALBRAS	DTT	2002, 2001	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. - ALUNORTE	Trevisan	2003	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. - ALUNORTE	DTT	2002, 2001	RJ	RJ	Brazil
Vale do Rio Doce Alumínio S.A. - ALUVALE (1)	DTT	2002, 2001	RJ	RJ	Brazil
California Steel Industries, Inc.	KPMG LLP	2002, 2001	Orange County	CA	USA
Navegação Vale do Rio Doce S.A. - DOCENAVE	DTT	2003, 2002, 2001	RJ	RJ	Brazil
DOCEPAR S.A.	DTT	2003, 2002, 2001	RJ	RJ	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	AA	2001	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	DTT	2003, 2002	RJ	RJ	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	AA	2001	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	DTT	2003, 2002	RJ	RJ	Brazil
Companhia Coreano Brasileira de Pelotização - KOBRASCO	DTT	2003, 2002, 2001	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	AA	2001	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	DTT	2003, 2002	RJ	RJ	Brazil
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	DTT	2003, 2002, 2001	RJ	RJ	Brazil
Valesul Alumínio S.A.	KPMG	2002, 2001	RJ	RJ	Brazil
Valesul Alumínio S.A.	DTT	2003	RJ	RJ	Brazil
Pará Pigmentos S.A.	DTT	2003	RJ	RJ	Brazil
Ferrovia Centro-Atlântica S.A.	DTT	2003	RJ	RJ	Brazil
Urucum Mineração S.A.	DTT	2003	RJ	RJ	Brazil
Rio Doce Manganês S.A.	DTT	2003, 2002, 2001	Salvador	BA	Brazil

(1)	Merged into CVRD in December 2003.

AA - Arthur Andersen S/C (ceased business in 2002)

DTT - Deloitte Touche Tohmatsu

RJ - Rio de Janeiro

ES - Espírito Santo

BA - Bahia

24	Subsequent Event

On January 9, 2004 we launched a bond issue maturing in 2034. The bonds carry a coupon of 8.25% a year with semiannual payment and will be sold at 98.904% of face value, priced to have a yield to maturity of 8.35%, at a spread of 336 basis points over 30-year US Treasuries. The bonds mature on January 17, 2034 and received a risk rating of Ba2 from Moody ´s Investor Services. The 30-year term is the longest for a bond issued by a Brazilian company in the international capital market.

The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD. The guarantee will be “pari passu” to all obligations of CVRD of a similar nature. The funds raised with this issue are earmarked to cover the general needs of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: March 26, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer